Exhibit (3)(A)

SHORT CERTIFICATE

STATE OF NEW YORK

DEPARTMENT OF FINANCIAL SERVICES

It is hereby certified that the attached copy of the Restated Charter of TIAA-CREF Life Insurance Company of New York, New York, as filed with this Department July 22, 2011, has been compared with the original on file in this Department and that it is a correct transcript therefrom and of the whole of said original.

In Witness Whereof, I have hereunto set my hand and affixed the official seal of this Department at the City of Albany, this 13th day of October, 2011.
/s/ Clark J. Williams
Clark J. Williams
Special Deputy Superintendent

RESTATED CHARTER

OF

TIAA-CREF LIFE INSURANCE COMPANY

UNDER SECTION 807 OF THE NEW YORK BUSINESS

CORPORATION LAW

AND SECTION 1206 OF THE NEW YORK INSURANCE LAW

We, Anthony M. Garcia and Marjorie Pierre-Merritt, the President and Secretary of TIAA-CREF Life Insurance Company, hereby certify as follows:

1. The name of the corporation is TIAA-CREF Life Insurance Company.

2. The Charter was initially filed in the office of the Superintendent of Insurance of the State of New York on November 20, 1996 and amended on April 3, 1998.

3. The Charter is amended (a) at Article Three to reflect changes made to section one thousand one hundred thirteen of the Insurance Law of the State of New York, (b) at Article Five by changing the minimum number of directors from thirteen to seven, (c) at Article Six by changing the requirement for New York residency of a director from three to one director, and (d) at Article Six by adding authority to change the date of the Annual Meeting. The text of the Charter is hereby restated as amended to read as set forth below in full, and such Restated Charter shall be effective April 4, 2011:

ARTICLE ONE

The name of the corporation is TIAA-CREF Life Insurance Company.

ARTICLE TWO

The principal office of the corporation is in the County of New York, City of New York, New York.

ARTICLE THREE

The corporation shall have the power to transact the kinds of life insurance, annuities and accident and health insurance business specified in paragraphs 1, 2 and 3 of Section 1113 (a) of the Insurance Law of the State of New York, as follows:

(1) “Life insurance”: every insurance upon the lives of human beings, and every insurance appertaining thereto, including the granting of endowment benefits, additional benefits in the event of death by accident, additional benefits to safeguard the contract from lapse, accelerated payments of part or all of the death benefit or a special surrender value upon (A) diagnosis of terminal illness defined as a life expectancy of twelve months or less, (B) diagnosis of a medical condition requiring extraordinary medical care or treatment regardless of life expectancy, (C) certification by a licensed health care practitioner of any condition which requires continuous care for the remainder of the insured’s life in an eligible facility or at home when the insured is chronically ill as defined by Section 7702(B) of the Internal Revenue Code and regulations thereunder, provided the accelerated payments qualify under Section 101(g)(3) of the Internal Revenue Code and all other applicable sections of federal law in order to maintain favorable tax treatment, or (D) certification by a licensed health care practitioner that the insured is chronically ill as defined by Section 7702(B) of the Internal Revenue Code and regulations thereunder, provided the accelerated payments qualify under Section 101(g)(3) of the Internal Revenue Code and all other applicable sections of federal law in order to maintain favorable tax treatment and the insurer that issues such policy is a qualified long term care insurance carrier under Section 4980c of the Internal Revenue Code or provide a special surrender value, upon total and permanent disability of the insured, and optional modes of settlement of proceeds. “Life Insurance” also includes additional benefits to safeguard the contract against lapse in the event of unemployment of the insured or in the event the insured is a resident of a nursing home. Amounts paid the insurer for life insurance and proceeds applied under optional modes of settlement or under dividend options may be allocated by the insurer to one or more separate accounts pursuant to section four thousand two hundred forty of the Insurance Law of the State of New York;

(2) “Annuities”: all agreements to make periodical payments for a period certain or where the making or continuance of all or some of a series of such payments, or the amount of any such payment, depends upon the continuance of human life, except payments made under the authority of paragraph (1) above. Amounts paid the insurer to provide annuities and proceeds applied under optional modes of settlement or under dividend options may be allocated by the insurer to one or more separate accounts pursuant to section four thousand two hundred forty of the Insurance Law of the State of New York;

(3) “Accident and health insurance”: (i) insurance against death or personal injury by accident or by any specified kind or kinds of accident and insurance against sickness, ailment or bodily injury, including insurance providing disability benefits pursuant to Article nine of the Workers’ Compensation Law of the State of New York, except as specified in item (ii) hereof; and (ii) non-cancelable disability insurance, meaning insurance against disability resulting from sickness, ailment or bodily injury (but excluding insurance solely against accidental injury) under any contract which does not give the insurer the option to cancel or otherwise terminate the contract at or after one year from its effective date or renewal date; and any amendments to such paragraphs or provisions in substitution therefore which may be hereafter adopted, together with any other kind or kinds or business to the extent necessarily or properly incidental to the kind or kinds of insurance business which the Company is authorized to do. The Company shall also have rights, and authority to engage in such other activities including financial services, as are now or may hereafter be permitted by enactment or amendment of any law.

ARTICLE FOUR

The corporate powers of the corporation shall be exercised by a Board of Directors, and by such officers, employees, agents or committees as it may elect or appoint from time to time. The Board of Directors has the power to make or amend By-Laws.

ARTICLE FIVE

The number of directors shall be a minimum of seven and no more than fifteen.

ARTICLE SIX

At all times a majority of Directors shall be citizens and residents of the United States. Not less than one director shall be a resident of the State of New York. Each director must be at least eighteen years of age.

The election of Directors shall be at the annual meeting of stockholders. The annual meeting shall be held each year on the second Wednesday of November. If the chairman, the chief executive officer or the Nominating and Governance Committee shall so determine, the annual meeting may be held at a different date within thirty days prior to or following the second Wednesday of November, provided that prior notice of such different date shall be provided to the Superintendent of Insurance, and such different date shall be specified in the notice of meeting. At such annual meeting all Directors shall be elected for the ensuing year.

Any vacancy in the board of directors occurring between the annual meetings of stockholders may be filled in such manner as the bylaws of the corporation provide.

ARTICLE SEVEN

The duration of the existence of the corporation shall be perpetual.

ARTICLE EIGHT

The capital of the corporation shall be two million five hundred thousand dollars ($2,500,000) which shall consist of two thousand five hundred (2,500) shares of common stock with a par value of one thousand dollars ($1,000) each.

ARTICLE NINE

No Director shall be personally liable to the corporation or any of its stockholders for damages for any breach of duty as a Director; provided, however, that the foregoing provision shall not eliminate or limit the liability of a Director if a judgment or other final adjudication adverse to him or her establishes that his or her acts or omissions were in bad faith or involved intentional misconduct or were acts or omissions (i) which he or she knew or reasonably should have known violated the New York Insurance Law or (ii) which violated a specific standard of care imposed on Directors directly, and not by reference, by a provision of the New York Insurance Law (or any regulations promulgated thereunder) or (iii) which constituted a knowing violation of any other law, or establishes that he or she personally gained in fact a financial profit or other advantage to which he or she was not legally entitled.

ARTICLE TEN

This Charter may be amended at any time in accordance with Section 1206 of the New York Insurance Law, as amended from time to time.

4. The said amendment to the Charter was authorized by the Board of Directors at a meeting duly convened and held on May 24, 2011, and this Restated Charter was authorized by the sole shareholder of the corporation by unanimous written consent on May 24, 2011.

IN WITNESS WHEREOF this Restated Charter has been signed under the penalty of perjury this 27th day of June, 2011.

TIAA-CREF LIFE INSURANCE COMPANY

By:	/s/ Anthony M. Garcia
Anthony M. Garcia, President

By:	/s/ Marjorie Pierre-Merritt
Marjorie Pierre-Merritt, Secretary